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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               I.C.H. CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44926L300
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)




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                                   SCHEDULE 13G

CUSIP No. 44926L300

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert H. Drechsler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       207,440
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    207,440
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     207,440
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares*                                    /X/

     Does not include 100 shares of Common Stock owned by Mr. Drechsler's daughter. Mr. Drechsler disclaims beneficial ownership of such shares.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     7.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------
                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).       NAME OF ISSUER:

                 I.C.H. Corporation

Item 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 9255 Towne Centre Drive, Suite 600, San Diego, California 92121-3039

Item 2(a).       NAME OF PERSON FILING:

                 Robert H. Drechsler

Item 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 9255 Towne Centre Drive, Suite 600, San Diego, California 92121-3039

Item 2(c).       CITIZENSHIP:

                 U.S.A.

Item 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common Stock

Item 2(e).       CUSIP NUMBER:

                 44926L300

Item 3.          TYPE OF REPORTING PERSON:

                 This Statement is filed pursuant to Rule 13d-1(c).

Item 4.          OWNERSHIP AS OF DECEMBER 31, 2000:

                 (a)     Amount beneficially owned:

                         207,440

                 (b)     Percent of class:

                         7.1%

                 (c)     Number of shares to which such person has:

                         (i)   sole power to vote or direct vote:

                               207,440

                         (ii)  shared power to vote or direct vote:

                               0

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                         (iii) sole power to dispose or to direct the
                               disposition:

                               207,440

                         (iv) shared power to dispose or direct the disposition of:

                               0

Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable.

Item 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

Item 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

Item 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

Item 10.         CERTIFICATION.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2001                 /s/ Robert H. Drechsler
                                       -----------------------------------------
                                       Robert H. Drechsler